Exhibit 99.1

Regulated Information Inside Information

Celyad Oncology Provides Strategic Update

Mont-Saint-Guibert, Belgium - Celyad Oncology (Euronext & Nasdaq: CYAD), a biotechnology company focused on the discovery and development of chimeric antigen receptor T cell (CAR T) therapies for cancer, today provided an update on its strategic business model, clinical trial programs, and the related operational and organizational steps and cost-saving measures that it will undertake.

Update on Business Model

Celyad Oncology is increasingly focusing on maximizing its valuable intellectual property estate, through research and development efforts where the Company has the greatest expertise. The Company’s U.S. patents around allogeneic CAR T therapy and NKG2D-based therapies provide an avenue to develop intellectual property programs and to partner with outside parties around the licensing of these patents.

The Company continues to leverage the dynamic potential of the shRNA platform, including multiplexing shRNA where multiple genes can be modulated simultaneously, and its potential to serve as a backbone for armored CARs using the proprietary shARC (shRNA armored CAR) franchise which allows to increase the anti-tumor activity of CAR T cells. The Company is currently making progress in multiple discovery programs, including in dual targeting CARs with NKG2D capabilities and an undisclosed target, which could be used to decrease risk of relapse or resistance often observed with traditional single-targeting CAR T approaches.

“As we usher in Celyad 2.0, we are strengthening our efforts on our core assets, a research platform and our intellectual property that will provide long-term value for the Company.” said Michel Lussier, interim CEO and director.

Update on Clinical Programs

CYAD-101 – Allogeneic TIM-based, NKG2D CAR T Candidate for Metastatic Colorectal Cancer (mCRC)

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Based on a strategic, financial and medical review, taking into account the costs associated with the pursuit of the program and the delays to reach key medical milestones following the resolution of the previous Clinical Hold, the Company has decided to discontinue the development of CYAD-101

•	There were no new safety concerns leading to this decision

•	All patients currently on CYAD-101 trials will continue to receive their protocol-defined follow-up

CYAD-211 – Allogeneic shRNA-based, anti-BCMA CAR T candidate for relapsed or refractory multiple myeloma (r/r MM)

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Celyad Oncology continues to evaluate CYAD-211 in the IMMUNICY-1 Phase 1 trial which was developed to validate shRNA technology in the clinic. Data have shown safe use of shRNA to date, and its use as a technology to control Graft-versus-Host disease of allogeneic CAR Ts appears to be a viable approach

•	Clinical updates are expected by year end

About Celyad Oncology

Celyad Oncology is a biotechnology company focused on the research and discovery of chimeric antigen receptor T cell (CAR T) therapies for cancer. The Company is focusing on opportunities to fully harness the true potential of its proprietary technology platforms and intellectual property and support the development of next-generation CAR T candidates in solid tumors and hematological malignancies. Celyad Oncology is based in Mont-Saint-Guibert, Belgium and New York, NY. For more information, please visit www.celyad.com.

Celyad Oncology Forward-Looking Statement

This release may contain forward-looking statements, within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995, as amended, including, without limitation, statements regarding beliefs about and expectations for the Company’s updated strategic business model, including

Regulated Information Inside Information

associated costs, cost savings and timing. The words “will,” “expect,” “believe,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this release are based on management’s current expectations and beliefs and are subject to a number of known and unknown risks, uncertainties and important factors which might cause actual events, results, financial condition, performance or achievements of Celyad Oncology to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, risks related to the material uncertainty about the Company’s ability to continue as a going concern; the Company’s ability to realize the expected benefits of its updated strategic business model; the Company’s ability to develop its IP assets and enter into partnerships with outside parties; risks related to the Company’s ability to execute on its plans regarding its clinical programs; and other risks identified in Celyad Oncology’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in the latest Annual Report on Form 20-F filed with the SEC and subsequent filings and reports by Celyad Oncology. These forward-looking statements speak only as of the date of publication of this document and Celyad Oncology’s actual results may differ materially from those expressed or implied by these forward-looking statements. Celyad Oncology expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

Celyad Oncology Investor and Media Contact:

Sara Zelkovic

Communications & Investor Relations Director

Celyad Oncology

investors@celyad.com

Source: Celyad Oncology SA